Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER 2021 RESULTS

●	Sales decreased 13% to $7.9 billion, reflecting a global light vehicle production decrease of 12%, including decreases of 20% in Europe, 19% in North America and 12% in China
●	Diluted earnings per share and adjusted diluted earnings per share of $0.04 and $0.56, respectively, compared to $1.35 and $1.95 last year
●	Results negatively impacted by lower light vehicle production substantially due to continued industry semiconductor chip shortages, production inefficiencies driven by unpredictable OEM production schedules, increased production and commodity costs and a provision on engineering service contracts

AURORA, Ontario, November 5, 2021 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2021.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Reported

Sales	$7,919	$9,129	$27,132	$22,079

Income from operations before income taxes	$27	$436	$1,372	$33

Net income attributable to Magna International Inc.	$11	$405	$1,050	$19

Diluted earnings per share	$0.04	$1.35	$3.46	$0.06

Non-GAAP Financial Measures(1)

Adjusted EBIT	$229	$778	$1,556	$581

Adjusted diluted earnings per share	$0.56	$1.95	$3.83	$1.12

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

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“The third quarter of 2021 represented one of the most volatile operating environments we have experienced in recent years. I am pleased with how our organization continues to manage through the adversity and am confident that we will be well positioned once the current industry disruptions subside. In the meantime, we continue investing to position Magna for further future growth.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

THREE MONTHS ENDED SEPTEMBER 30, 2021

Sales and Adjusted EBIT came in below our expectations in the third quarter of 2021, as vehicle production was significantly lower than anticipated largely due to ongoing semiconductor chip shortages which drove unpredictable customer production schedules, resulting in labour and other operational inefficiencies at our facilities. In addition, our results were negatively impacted by higher production costs, including freight and commodity costs, as well as a provision on engineering service contracts with the automotive unit of Evergrande.

On a consolidated basis, we posted sales of $7.9 billion for the third quarter of 2021, a decrease of 13% from the third quarter of 2020, compared to global light vehicle production that decreased 12%, including declines of 20% in Europe, 19% in North America and 12% in China.

Adjusted EBIT decreased to $229 million in the third quarter of 2021 compared to $778 million in the third quarter of 2020. The decrease mainly reflected lower margins earned on reduced sales, labour and other operational inefficiencies at our facilities, higher production costs, including freight and commodity costs, and a provision on engineering service contracts with the automotive unit of Evergrande as well as the benefit of COVID-19 related government employee support programs during the third quarter of 2020.

Income from operations before income taxes was $27 million for the third quarter of 2021 compared to $436 million in the third quarter of 2020. Included in income from operations before income taxes were other expense, net items totaling $180 million and $316 million in the third quarters of 2021 and 2020, respectively. Excluding other expense, net from both periods, income from operations before income taxes decreased $545 million in the third quarter of 2021 compared to the third quarter of 2020.

Net income attributable to Magna International Inc. was $11 million for the third quarter of 2021 compared to $405 million in the third quarter of 2020. Included in net income attributable to Magna International Inc. were other expense, net items totaling $159 million after tax and income attributable to non-controlling interests in the third quarter of 2021, compared to $180 million after tax and loss attributable to non-controlling interests in the third quarter of 2020. Excluding other expense, net from both periods, net income attributable to Magna International Inc. decreased $415 million in the third quarter of 2021 compared to the third quarter of 2020.

Diluted earnings per share was $0.04 in the third quarter of 2021, compared to $1.35 in the comparable period. Adjusted diluted earnings per share was $0.56 compared to $1.95 for the third quarter of 2020.

In the third quarter of 2021, we generated cash from operations before changes in operating assets and liabilities of $532 million and used $132 million in operating assets and liabilities. Investment activities for the third quarter of 2021 included $334 million in fixed asset additions, $101 million in investments, other assets and intangible assets, $454 million in acquisitions and $3 million in private equity investments.

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NINE MONTHS ENDED SEPTEMBER 30, 2021

We posted sales of $27.1 billion for the nine months ended September 30, 2021, an increase of 23% over the nine months ended September 30, 2020. This compares to global light vehicle production which increased 16% in the first nine months of 2021 compared to the first nine months of 2020, including increases of 13% in each of North America, Europe and China.

During the nine months ended September 30, 2021, income from operations before income taxes was $1.4 billion, net income attributable to Magna International Inc. was $1.1 billion and diluted earnings per share was $3.46, compared to $33 million, $19 million and $0.06, respectively, in the first nine months of 2020.

During the nine months ended September 30, 2021, Adjusted EBIT increased to $1.6 billion and adjusted diluted earnings per share increased to $3.83.

During the nine months ended September 30, 2021, we generated cash from operations before changes in operating assets and liabilities of $2.3 billion and invested $691 million in operating assets and liabilities. Investment activities for the first nine months of 2021 included $823 million in fixed asset additions, $298 million in investments, other assets and intangible assets, $436 million in acquisitions/business combinations and $23 million in public and private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended September 30, 2021, we paid dividends of $130 million.

Our Board of Directors declared a third quarter dividend of $0.43 per Common Share, payable on December 3, 2021 to shareholders of record as of the close of business on November 19, 2021.

MANAGEMENT CHANGES

Our Board of Directors has approved the following management changes, all effective January 1, 2022:

•	Vincent J. Galifi, our current Executive Vice-President and Chief Financial Officer has been appointed as President. In this role, Vince will support Magna’s Chief Executive Officer, Swamy Kotagiri, on corporate strategy, capital markets, stakeholder relations and other matters.

•	Patrick W.D. McCann has been promoted to Executive Vice-President and Chief Financial Officer, reporting to our Chief Executive Officer. In his 22+ year career at Magna, Pat has served in a variety of senior finance roles at Magna’s Head Office, including most recently as Senior Vice-President, Finance. Pat also served as Vice-President, Finance for Magna’s largest operating unit, Cosma International, between 2016 and 2019.

•	Anton Mayer has been promoted to Executive Vice-President and Chief Technology Officer, from his current role as Executive Vice-President, Research & Development. Anton also recently served as Executive Vice-President, Systems & Portfolio Strategy and has held various other roles in a 35+ year career at Magna.

OTHER MATTERS

Subject to approval by the Toronto Stock Exchange and New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid (“NCIB”) to purchase up to 29.9 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 15, 2021 and will terminate one year later.

“The current industry environment has taken a toll on our short-term financial results and outlook, but we are confident that our underlying earnings power and cash flow generation capability remain healthy.”

- Vince Galifi, Magna’s Chief Financial Officer

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SEGMENT SUMMARY

	For the three months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$3,185	$3,858	$(673)	$98	$390	$(292)
Power & Vision	2,501	2,722	(221)	67	227	(160)
Seating Systems	1,123	1,280	(157)	22	66	(44)
Complete Vehicles	1,255	1,402	(147)	30	70	(40)
Corporate and Other	(145)	(133)	(12)	12	25	(13)
Total Reportable Segments	$7,919	$9,129	$(1,210)	$229	$778	$(549)

	For the three months ended September 30,
	Adjusted EBIT as a percentage of sales
	2021	2020	Change
Body Exteriors & Structures	3.1%	10.1%	(7.0)%
Power & Vision	2.7%	8.3%	(5.6)%
Seating Systems	2.0%	5.2%	(3.2)%
Complete Vehicles	2.4%	5.0%	(2.6)%
Consolidated Average	2.9%	8.5%	(5.6)%

	For the nine months ended September 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$10,857	$9,157	$1,700	$652	$274	$378
Power & Vision	8,538	6,543	1,995	567	136	431
Seating Systems	3,592	3,065	527	103	22	81
Complete Vehicles	4,595	3,656	939	189	164	25
Corporate and Other	(450)	(342)	(108)	45	(15)	60
Total Reportable Segments	$27,132	$22,079	$5,053	$1,556	$581	$975

	For the nine months ended September 30,
	Adjusted EBIT as a percentage of sales
	2021	2020	Change
Body Exteriors & Structures	6.0%	3.0%	3.0%
Power & Vision	6.6%	2.1%	4.5%
Seating Systems	2.9%	0.7%	2.2%
Complete Vehicles	4.1%	4.5%	(0.4)%
Consolidated Average	5.7%	2.6%	3.1%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2021 OUTLOOK

We first disclose a full-year Outlook annually in February, with quarterly updates. The following Outlook is an update to our previous Outlook in August 2021 and also reflects the updated outlook for Light Vehicle Production, Total Sales and Adjusted EBIT Margin in our press release dated October 20, 2021.

Updated 2021 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	13.4	14.4
Europe	16.5	18.1
China	23.0	24.7

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.800	U.S. $0.801
1 euro equals	U.S. $1.187	U.S. $1.193

Updated 2021 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$14.1 - $14.5 billion	$15.3 - $15.9 billion
Power & Vision	$11.2 - $11.5 billion	$11.8 - $12.2 billion
Seating Systems	$4.6 - $4.8 billion	$5.1 - $5.4 billion
Complete Vehicles	$6.0 - $6.2 billion	$6.3 - $6.6 billion
Total Sales	$35.4 - $36.4 billion	$38.0 - $39.5 billion

Adjusted EBIT Margin(3)	5.1% - 5.4%	7.0% - 7.4%

Equity Income (included in EBIT)	$120 - $145 million	$115 - $145 million

Interest Expense, net	Approximately $80 million	Approximately $80 million

Income Tax Rate(4)	Approximately 21%	Approximately 23%

Net Income attributable to Magna(5)	$1.35 - $1.45 billion	$2.0 - $2.2 billion

Capital Spending	Approximately $1.5 billion	Approximately $1.6 billion

Notes:

(3) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

(4) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(5) Net Income attributable to Magna represents Net Income excluding Other expense (income), net

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2021 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through deterioration in consumer confidence.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended September 30,
	2021	2020
Net income	$17	$327
Add:
Interest expense, net	22	26
Other expense, net	180	316
Income taxes	10	109
Adjusted EBIT	$229	$778

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended September 30,
	2021	2020
Sales	$7,919	$9,129
Adjusted EBIT	$229	$778
Adjusted EBIT as a percentage of sales	2.9%	8.5%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended September 30,
	2021	2020
Net income attributable to Magna International Inc.	$11	$405
Add (deduct):
Other expense, net	180	316
Tax effect on Other expense, net	(21)	(61)
Loss attributable to non-controlling interests related to Other expense, net	-	(75)
Adjusted net income attributable to Magna International Inc.	$170	$585
Diluted weighted average number of Common Shares outstanding during the period (millions):	302.6	299.4
Adjusted diluted earnings per share	$0.56	$1.95

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the nine months ended September 30,
	2021	2020
Net income (loss)	$1,075	$(73)
Add:
Interest expense, net	56	64
Other expense, net	128	484
Income taxes	297	106
Adjusted EBIT	$1,556	$581

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the nine months ended September 30,
	2021	2020
Sales	$27,132	$22,079
Adjusted EBIT	$1,556	$581
Adjusted EBIT as a percentage of sales	5.7%	2.6%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the nine months ended September 30,
	2021	2020
Net income attributable to Magna International Inc.	$1,050	$19
Add (deduct):
Other expense, net	128	484
Tax effect on Other expense, net	(16)	(93)
Loss attributable to non-controlling interests related to Other expense, net	-	(75)
Adjusted net income attributable to Magna International Inc.	$1,162	$335
Diluted weighted average number of Common Shares outstanding during the period (millions):	303.2	300.2
Adjusted diluted earnings per share	$3.83	$1.12

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Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter ended September 30, 2021 results on Friday, November 5, 2021 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-926-9175. International callers should use 1-416-641-6701. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com│ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com│ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS(6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 154,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 90 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

(6)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	•	Light vehicle sales levels
	•	Supply disruptions, including as a result of the current semiconductor chip shortage
	•	Production allocation decisions by OEMs
Total Sales	•	Economic impact of COVID-19 on consumer confidence
Segment Sales	•	Supply disruptions, including as a result of a semiconductor chip shortage currently being experienced in the industry
	•	Global energy shortages
	•	Elevated level of inflation
	•	Concentration of sales with six customers
	•	Shifts in market shares among vehicles or vehicle segments
	•	Shifts in consumer “take rates” for products we sell
Adjusted EBIT Margin	•	Same risks as for Total Sales and Segment Sales above
Net Income Attributable to Magna	•	Operational underperformance
	•	Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; other unrecoverable costs; and price increases from sub-suppliers that have been negatively impacted by production inefficiencies
	•	Price concessions
	•	Commodity cost volatility
	•	Higher labour costs
	•	Tax risks
Equity Income	•	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna
	•	Risks related to conducting business through joint ventures
Free Cash Flow	•	Same risks as for Total Sales/Segment Sales, and Adjusted EBIT Margin and Net Income Attributable to Magna above

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•   economic cyclicality;

•   regional production volume declines, including as a result of the COVID-19 pandemic, the semiconductor shortage, and energy shortages, including in China;

•   intense competition;

•   potential restrictions on free trade;

•   trade disputes/tariffs;

Customer and Supplier Related Risks

•   concentration of sales with six customers;

•   emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;

•   OEM consolidation and cooperation;

•   shifts in market shares among vehicles or vehicle segments;

•   shifts in consumer "take rates" for products we sell;

•   quarterly sales fluctuations;

•   potential loss of any material purchase orders;

•   a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;

Manufacturing Operational Risks

•   product and new facility launch risks;

•   operational underperformance;

•   restructuring costs;

•   impairment charges;

•   labour disruptions;

•   COVID-19 shutdowns;

•   supply disruptions, including with respect to semiconductor chips;

•   higher costs to mitigate supply disruptions;

•   climate change risks;

•   attraction/retention of skilled labour and leadership succession;

IT Security/Cybersecurity Risk

•   IT/Cybersecurity breach;

•   Product Cybersecurity breach;

Pricing Risks

•   pricing risks following time of quote;

•   price concessions;

•  commodity cost volatility;

•  declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•  costs related to repair or replacement of defective products, including due to a recall;

•  warranty or recall costs that exceed warranty provision or insurance coverage limits;

•  product liability claims;

Acquisition Risks

•  competition for strategic acquisition targets;

•  inherent merger and acquisition risks;

•  acquisition integration risk;

Other Business Risks

•  risks related to conducting business through joint ventures;

•  our ability to consistently develop and commercialize innovative products or processes;

•  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•  risks of conducting business in foreign markets;

•  fluctuations in relative currency values;

•  tax risks;

•  reduced financial flexibility as a result of an economic shock;

•  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•  antitrust risk;

•  legal claims and/or regulatory actions against us; and

•  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

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